Exhibit 99.3

ORLA MINING LTD.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the annual and special meeting (the “Meeting”) of the holders of common shares (“Shareholders”) of Orla Mining Ltd. (the “Corporation”) will be held via conference call and via live webcast on the 14th day of May, 2021, at 9:00 a.m. (Vancouver time) for the following purposes:

(a)	to receive the audited consolidated financial statements of the Corporation as at and for the financial year ended December 31, 2020, together with the report of the auditor thereon;

(b)	to elect directors of the Corporation for the ensuing year;

(c)	to appoint Ernst & Young LLP as auditor of the Corporation for the ensuing year and authorize the board of directors to fix the remuneration of the auditor;

(d)	to consider, and if deemed advisable, to pass, with or without variation, an ordinary resolution to approve all unallocated stock options under the Corporation’s stock option plan, as more particularly described in the accompanying management information circular; and

(e)	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

This year, to proactively deal with the unprecedented public health impact of the novel coronavirus (“COVID-19”) pandemic, and to mitigate risks to the health and safety of our communities, Shareholders, employees and other stakeholders, we will hold our annual and special meeting this year in a virtual only format, which will be conducted via conference call, together with a live webcast as follows:

877-407-6184 (toll free)

https://78449.themediaframe.com/dataconf/productusers/ola/mediaframe/43841/indexl.html

Only registered shareholders and duly appointed proxyholders will be able to vote in real time at the Meeting via conference call. Once dialed in, instructions will be provided as to how Shareholders entitled to vote at the Meeting may participate and vote at the Meeting.

Registered shareholders and duly appointed proxyholders will be able to attend, ask questions and vote at the Meeting via conference call, and can attend and ask questions online. Non-registered shareholders (being shareholders who beneficially own shares that are registered in the name of an intermediary such as a bank, trust company, securities broker or other nominee, or in the name of a depository of which the intermediary is a participant) who have not duly appointed themselves as proxyholder will be able to attend the Meeting via conference call or online as guests, but guests will not be able to vote at the Meeting.

The specific details of the foregoing matters to be put before the Meeting, as well as further information with respect to voting by proxy and detailed instructions about how to participate at the virtual Meeting are set forth in the management information circular which accompanies, and is deemed to form a part of, this Notice of Meeting.

Registered shareholders are requested to complete, sign, date and return the enclosed form of proxy either in the addressed envelope enclosed to Computershare Trust Company of Canada, Attn: Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or via fax to 1-866-249-7775 (toll free North America) or 1-416-263-9524 (International). Alternatively, registered shareholders may vote by telephone by calling 1-866-732-8683 (toll free) or by using the internet at www.investorvote.com. In each case, proxies must be received not later than 9:00 a.m. (Vancouver time) on May 12, 2021, or at least 48 hours (excluding Saturdays and holidays), before the time for holding the Meeting or any adjournment thereof.

Non-registered shareholders who receive these materials through their broker or other intermediary are requested to follow the instructions for voting provided by their broker or intermediary, which may include the completion and delivery of a voting instruction form. If you are a non-registered shareholder and do not complete and return the materials in accordance with such instructions, you may not be entitled to vote at the Meeting.

A Shareholder who wishes to appoint a person other than the proxyholders identified on the form of proxy or voting instruction form (including a non-registered shareholder who wishes to appoint themselves as proxyholder in order to attend and vote at the Meeting online) must carefully follow the instructions in the management information circular and on their form of proxy or voting instruction form accompanying this Notice of Meeting. These instructions include the additional step of registering such proxyholder with the transfer agent, Computershare Trust Company of Canada, after submitting a form of proxy or voting instruction form. Failure to register will result in the proxyholder not receiving a passcode, which is used for online sign-in, and is required to vote at the Meeting. Without a passcode, such proxyholder will only be able to attend the Meeting as a guest. Non-registered shareholders located in the United States must also provide Computershare Trust Company of Canada with a duly completed legal proxy if they wish to vote at the meeting or appoint a third party as their proxyholder.

The Corporation reserves the right to take any additional precautionary measures in relation to the Meeting in response to further developments in respect of the COVID-19 outbreak that the Corporation considers necessary or advisable including changing the time, date or location of the Meeting. Changes to the Meeting time, date or location and/or means of holding the Meeting may be announced by way of press release. Please monitor the Corporation’s press releases as well as its website at www.orlamining.com for updated information. The Corporation advises you to check its website one week prior to the Meeting date for the most current information. The Corporation does not intend to prepare or mail an amended management information circular in the event of changes to the Meeting format.

Please review the accompanying management information circular before voting as it contains important information about the Meeting. If you have any questions about the procedures required to qualify to vote at the Meeting or about obtaining and depositing the required form of proxy, you should contact Computershare Trust Company of Canada by telephone (toll free) at 1-800-564-6253, by fax at 1-866-249-7775 or by e-mail at service@computershare.com.

Dated April 6, 2021.

By Order of the Board of Directors

“Jason Simpson”
JASON SIMPSON
President, Chief Executive Officer and Director